MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

August 22, 2016

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 48 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust") on behalf of MFS® Lifetime® Income Fund, MFS® Lifetime® 2020 Fund, MFS® Lifetime® 2025 Fund, MFS® Lifetime® 2030 Fund, MFS® Lifetime® 2035 Fund, MFS® Lifetime® 2040 Fund, MFS® Lifetime® 2045 Fund, MFS® Lifetime® 2050 Fund, and MFS® Lifetime® 2055 Fund (each a "Fund"; together, the "Funds") (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of August 11, 2016, on the above-referenced Post-Effective Amendment ("PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on June 27, 2016. The PEA for the Trust was filed for the purpose of adding new Class R5 shares.  Comments and responses apply to each Fund unless otherwise indicated.

General Comments

1.	Comment:	Please file a letter with "Tandy" representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
August 22, 2016

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC's June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:	Please include with your response letter a completed fee table and expense example for each Fund prior to the effective date of the PEA. Please also confirm that any adjustment to reflect any expense reimbursement or fee waiver arrangement is reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

Response:	A completed fee table and expense example for each Fund, which will be included in the Fund's final prospectus, is attached to this letter as Exhibit I. Any expense reimbursement or fee waiver arrangement is reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

3.	Comment:	In the Principal Investment Strategies disclosure for the Fund, please consider adding numeral separators to more easily distinguish between the categories of underlying funds considered for the strategic asset allocation stage of the Fund's investment process.

Response:	The following change will be made:

The underlying funds are selected following a two-stage asset allocation process. The first stage is a strategic asset allocation to establish the percentage of the fund's assets to be invested in the general asset classes of (1) Bond Funds, (2) International Stock Funds, and (3) U.S. Stock Funds, as well as (4) an allocation to underlying funds that have less traditional investment strategies that MFS (Massachusetts Financial Services Company, the fund's investment adviser) believes provide diversification benefits when added to a portfolio consisting of stock and bond funds (referred to as Specialty Funds).

Securities and Exchange Commission
August 22, 2016

4.	Comment:	If investing in below investment grade quality debt instruments is a principal strategy of the Fund, please reference below investment grade debt in the "Principal Investment Strategies" section of the Prospectus. Additionally, if the Fund has a maturity or duration principal investment strategy, please disclose such strategy in the "Principal Investment Strategies" section of the Fund's prospectus.

Response:	With respect to below investment grade quality debt instruments, we will modify the "Principal Investment Strategies" section as follows:

Within the bond fund allocation, MFS includes underlying funds with varying degrees of interest rate and credit exposure, including below investment grade quality debt instruments.

The Fund does not have a principal investment strategy of focusing on debt instruments with a particular maturity or duration. As a result, no principal investment strategy disclosure will be added with respect to duration and maturity.

5.	Comment:	Please disclose in the "Underlying Funds Risk" in the "Principal Risks" section of the Fund's prospectus that a shareholder of the Fund bears the indirect expenses of investing in the underlying funds and may pay higher expenses than if the shareholder were to invest directly in the underlying funds.

Response:	We will modify the disclosure as follows:

Underlying Funds Risk: MFS' strategy of investing in underlying funds exposes the fund to the risks of the underlying funds. Each underlying fund pursues its own investment objective and strategies and may not achieve its objective.  In addition, shareholders of the fund will indirectly bear the fees and expenses of the underlying funds.

We do not believe it is appropriate to disclose that a shareholder in the Fund may pay higher expenses than if the shareholder were to invest directly in the underlying funds because under the Fund's current fee and expense reimbursement arrangements there are no costs to investing in the Fund other than the indirect costs of investing in the underlying funds.

Securities and Exchange Commission
August 22, 2016

6.	Comment:	Please review IM Guidance Update No. 2014-01 and consider expanding the interest rate risk disclosure included in the "Principal Risks" section of the Prospectus.

Response:	We have reviewed IM Guidance Update No. 2014-01 and believe that the Fund's interest rate risk disclosure is consistent with the guidance provided and the requirements of Form N-1A; therefore, we do not believe changes to the disclosure are necessary at this time.

7.	Comment:	Please consider whether "Commodity-Related Investment Risk" is a principal risk of MFS Lifetime Income Fund and MFS Lifetime 2020 Fund given that each Fund's target allocation to the MFS Commodity Strategy Fund is currently only 1%.

Response:	Because MFS Commodity Strategy Fund is in the "Specialty Fund" category and has a less traditional investment mandate, we believe it is appropriate to include the risks of investing in commodity-related investments in the "Principal Risks" section of the prospectus for the MFS Lifetime Income Fund and the MFS Lifetime 2020 Fund.

8.	Comment:	In the "Performance Information" section of the Fund's prospectus, if expenses of Class R5 shares are expected to be higher than the expenses of Class A shares, please note this fact and state that the performance of Class R5 shares will be lower than the performance of Class A shares.

Response:	The expenses for Class R5 shares will be lower than the expenses of Class A shares. In addition, the Performance Table will include performance for Class R5 shares, which will be based on the historical performance of the Fund's Class I shares, adjusted to take into the account differences in class specific operating expenses.

A sample of a Performance Table is attached to this letter as Exhibit II.  Also included in Exhibit II is the disclosure contained in the Fund's prospectus regarding expense-adjusted performance.

Please note that Class R5 shares were renamed Class R6 shares prior to the effective date of this PEA.

Securities and Exchange Commission
August 22, 2016

9.	Comment:	Please review IM Guidance Update No. 2014-08 and consider removing from the Fund's Form N-1A Item 9 disclosure any repetitive disclosure already included in the Fund's Form N-1A Item 4 disclosure.

Response:	We have reviewed IM Guidance Update No. 2014-08 and believe that the Fund's Form N-1A Item 4 and Item 9 disclosure is consistent with the requirements of Form N-1A and the guidance provided in that the Item 9 disclosure describes the principal investment strategies of the Fund and the Item 4 disclosure summarizes the Item 9 disclosure. Therefore, we respectfully decline to amend this Item 9 disclosure.

10.	Comment:	In the "Management of the Fund-Investment Adviser" section of the Fund's prospectus, the Fund discloses certain fee waiver and/or expense reimbursement arrangements. Please confirm whether the Adviser may recoup any fees waived or expenses reimbursed, and, if so, describe the terms of such recoupment agreement.

Response:	The Fund's fee waivers and/or expense reimbursements are not subject to recoupment.

11.	Comment:	Please consider moving the following paragraph from the "Additional Information on Fees and Expenses and Performance-Performance Information" section of the Fund's prospectus to the "Performance Information" section of the Fund's prospectus.

All performance information shown in the "Class A Bar Chart" and the "Performance Table" reflects any applicable fee reductions and waivers and expense reimbursements and payments in effect during the periods shown; without these, the performance would have been lower.

Response:	Please note that the above paragraph is part of a larger section of disclosure in the "Additional Information on Fees and Expenses and Performance-Performance Information" section of the Fund's prospectus. We believe that it would be confusing to shareholders to separate this disclosure and include it in different parts of the document. We further note that we have received comments from the SEC Staff in the past that such disclosure should not be included in the summary portion of the prospectus.

Securities and Exchange Commission
August 22, 2016

12.	Comment:	In Appendix A–"Description of the Underlying Funds," to the extent applicable, please clarify that "net assets" for purposes of an underlying fund's 80% name test includes borrowings for investment purposes, as required by Rule 35d-1 under the Investment Act Company Act of 1940, as amended (the "1940 Act").

Response:	To the extent an underlying fund borrows for investment purposes, the borrowing would be included in the fund's net assets for purposes of that fund's 80% investment policy as required by Rule 35d-1. However, because borrowing for investment purposes is not a principal strategy for each underlying fund, we do not believe it is necessary to include the technical definition of net assets in the prospectus disclosure for an underlying fund. For underlying funds where borrowing for investment purposes is a principal investment strategy of that fund, we would include the requested disclosure.

13.	Comment:	Under "Appendix L Investment Restrictions," in the Fund's Statement of Additional Information, the following disclosure is included with respect to the Fund's industry concentration policy: "For purposes of fundamental investment restriction No. 6, investments in other investment companies are not considered an investment in any particular industry and portfolio securities held by an underlying fund in which the Fund may invest are not considered to be securities purchased by the Fund." Please confirm that MFS is aware of the SEC Staff's position that a fund-of-funds should consider any concentration policy of an underlying fund when monitoring the Fund's industry concentration limit.

Response:	Although we are aware of the Staff's position that a fund should consider any concentration policy of an underlying fund when monitoring the fund's industry concentration limit, MFS is not aware of any formal guidance from the SEC or legal requirement to do so.

Please note that MFS Global Real Estate Fund is the only underlying fund of the Funds that normally invests more than 25% in any one industry and no Fund invests more than 5% of its assets in MFS Global Real Estate Fund. In the remote possibility that the Fund's indirect holdings in the real estate industry approached 25%, we would consider the legal and disclosure implications.

Securities and Exchange Commission
August 22, 2016

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary

Securities and Exchange Commission
August 22, 2016

Exhibit I

MFS Lifetime Income Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 13 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	529A	B AND 529B	C AND 529C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	None	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	529A	529B	529C	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	0.25%	1.00%	1.00%	1.00%	0.50%	0.25%	None	None
Other Expenses	0.22%	0.22%	0.22%	0.22%	0.32%	0.32%	0.32%	0.22%	0.22%	0.22%	0.22%	0.12%
Acquired (Underlying) Fund Fees and Expenses	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%	0.56%
Total Annual Fund Operating Expenses	1.03%	1.78%	1.78%	0.78%	1.13%	1.88%	1.88%	1.78%	1.28%	1.03%	0.78%	0.68%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(0.22)%	(0.22)%	(0.22)%	(0.22)%	(0.27)%	(0.27)%	(0.27)%	(0.22)%	(0.22)%	(0.22)%	(0.22)%	(0.22)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.81%	1.56%	1.56%	0.56%	0.86%	1.61%	1.61%	1.56%	1.06%	0.81%	0.56%	0.46%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding program management fees, management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class 529A, Class 529B, Class 529C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.10)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017. MFS Fund Distributors, Inc., has agreed in writing to waive the program management fee for each of the fund's Class 529A, Class 529B, and Class 529C shares to 0.05% of the fund's average daily net assets attributable to each share class annually. This written agreement will expire on August 31, 2017, unless MFS Fund Distributors, Inc., elects to extend the waiver.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$653	$863	$1,091	$1,743
Class B Shares assuming
redemption at end of period	$559	$839	$1,144	$1,879
no redemption at end of period	$159	$539	$944	$1,879
Class C Shares assuming
redemption at end of period	$259	$539	$944	$2,076
no redemption at end of period	$159	$539	$944	$2,076
Class I Shares	$57	$227	$412	$946
Class 529A Shares	$658	$888	$1,137	$1,848
Class 529B Shares assuming
redemption at end of period	$564	$865	$1,191	$1,983
no redemption at end of period	$164	$565	$991	$1,983
Class 529C Shares assuming
redemption at end of period	$264	$565	$991	$2,179
no redemption at end of period	$164	$565	$991	$2,179
Class R1 Shares	$159	$539	$944	$2,076
Class R2 Shares	$108	$384	$681	$1,526
Class R3 Shares	$83	$306	$547	$1,240
Class R4 Shares	$57	$227	$412	$946
Class R6 Shares	$47	$195	$357	$826

Securities and Exchange Commission
August 22, 2016

MFS Lifetime 2020 Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 13 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%	0.10%
Acquired (Underlying) Fund Fees and Expenses	0.58%	0.58%	0.58%	0.58%	0.58%	0.58%	0.58%	0.58%	0.58%
Total Annual Fund Operating Expenses	1.07%	1.82%	1.82%	0.82%	1.82%	1.32%	1.07%	0.82%	0.68%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(0.24)%	(0.24)%	(0.24)%	(0.24)%	(0.24)%	(0.24)%	(0.24)%	(0.24)%	(0.24)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.83%	1.58%	1.58%	0.58%	1.58%	1.08%	0.83%	0.58%	0.44%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company ("MFS") has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$655	$873	$1,109	$1,785
Class B Shares assuming
redemption at end of period	$561	$849	$1,163	$1,920
no redemption at end of period	$161	$549	$963	$1,920
Class C Shares assuming
redemption at end of period	$261	$549	$963	$2,118
no redemption at end of period	$161	$549	$963	$2,118
Class I Shares	$59	$238	$431	$991
Class R1 Shares	$161	$549	$963	$2,118
Class R2 Shares	$110	$395	$701	$1,569
Class R3 Shares	$85	$317	$567	$1,284
Class R4 Shares	$59	$238	$431	$991
Class R6 Shares	$45	$193	$355	$824

Securities and Exchange Commission
August 22, 2016

MFS Lifetime 2025 Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 14 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.32%	0.32%	0.32%	0.32%	0.32%	0.32%	0.32%	0.32%	0.18%
Acquired (Underlying) Fund Fees and Expenses	0.61%	0.61%	0.61%	0.61%	0.61%	0.61%	0.61%	0.61%	0.61%
Total Annual Fund Operating Expenses	1.18%	1.93%	1.93%	0.93%	1.93%	1.43%	1.18%	0.93%	0.79%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(0.32)%	(0.32)%	(0.32)%	(0.32)%	(0.32)%	(0.32)%	(0.32)%	(0.32)%	(0.32)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.86%	1.61%	1.61%	0.61%	1.61%	1.11%	0.86%	0.61%	0.47%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
[1]	Massachusetts Financial Services Company ("MFS") has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$658	$898	$1,158	$1,898
Class B Shares assuming
redemption at end of period	$564	$875	$1,212	$2,033
no redemption at end of period	$164	$575	$1,012	$2,033
Class C Shares assuming
redemption at end of period	$264	$575	$1,012	$2,228
no redemption at end of period	$164	$575	$1,012	$2,228
Class I Shares	$62	$264	$483	$1,114
Class R1 Shares	$164	$575	$1,012	$2,228
Class R2 Shares	$113	$421	$751	$1,686
Class R3 Shares	$88	$343	$618	$1,403
Class R4 Shares	$62	$264	$483	$1,114
Class R6 Shares	$48	$220	$407	$948

Securities and Exchange Commission
August 22, 2016

MFS Lifetime 2030 Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 13 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.23%	0.23%	0.23%	0.23%	0.23%	0.23%	0.23%	0.23%	0.09%
Acquired (Underlying) Fund Fees and Expenses	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%
Total Annual Fund Operating Expenses	1.12%	1.87%	1.87%	0.87%	1.87%	1.37%	1.12%	0.87%	0.73%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(0.23)%	(0.23)%	(0.23)%	(0.23)%	(0.23)%	(0.23)%	(0.23)%	(0.23)%	(0.23)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.89%	1.64%	1.64%	0.64%	1.64%	1.14%	0.89%	0.64%	0.50%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company ("MFS") has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$661	$889	$1,135	$1,840
Class B Shares assuming
redemption at end of period	$567	$866	$1,190	$1,975
no redemption at end of period	$167	$566	$990	$1,975
Class C Shares assuming
redemption at end of period	$267	$566	$990	$2,172
no redemption at end of period	$167	$566	$990	$2,172
Class I Shares	$65	$255	$460	$1,051
Class R1 Shares	$167	$566	$990	$2,172
Class R2 Shares	$116	$411	$728	$1,626
Class R3 Shares	$91	$333	$595	$1,343
Class R4 Shares	$65	$255	$460	$1,051
Class R6 Shares	$51	$210	$383	$885

Securities and Exchange Commission
August 22, 2016

MFS Lifetime 2035 Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 14 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.21%
Acquired (Underlying) Fund Fees and Expenses	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%
Total Annual Fund Operating Expenses	1.25%	2.00%	2.00%	1.00%	2.00%	1.50%	1.25%	1.00%	0.86%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(0.35)%	(0.35)%	(0.35)%	(0.35)%	(0.35)%	(0.35)%	(0.35)%	(0.35)%	(0.35)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.90%	1.65%	1.65%	0.65%	1.65%	1.15%	0.90%	0.65%	0.51%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company ("MFS") has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$662	$916	$1,190	$1,970
Class B Shares assuming
redemption at end of period	$568	$894	$1,245	$2,105
no redemption at end of period	$168	$594	$1,045	$2,105
Class C Shares assuming
redemption at end of period	$268	$594	$1,045	$2,299
no redemption at end of period	$168	$594	$1,045	$2,299
Class I Shares	$66	$284	$518	$1,193
Class R1 Shares	$168	$594	$1,045	$2,299
Class R2 Shares	$117	$440	$785	$1,761
Class R3 Shares	$92	$362	$653	$1,480
Class R4 Shares	$66	$284	$518	$1,193
Class R6 Shares	$52	$239	$442	$1,028

Securities and Exchange Commission
August 22, 2016

MFS Lifetime 2040 Fund

Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 13 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.11%
Acquired (Underlying) Fund Fees and Expenses	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%
Total Annual Fund Operating Expenses	1.16%	1.91%	1.91%	0.91%	1.91%	1.41%	1.16%	0.91%	0.77%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%	(0.25)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.91%	1.66%	1.66%	0.66%	1.66%	1.16%	0.91%	0.66%	0.52%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company ("MFS") has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$663	$899	$1,154	$1,882
Class B Shares assuming
redemption at end of period	$569	$876	$1,208	$2,017
no redemption at end of period	$169	$576	$1,008	$2,017
Class C Shares assuming
redemption at end of period	$269	$576	$1,008	$2,212
no redemption at end of period	$169	$576	$1,008	$2,212
Class I Shares	$67	$265	$479	$1,097
Class R1 Shares	$169	$576	$1,008	$2,212
Class R2 Shares	$118	$422	$747	$1,669
Class R3 Shares	$93	$344	$614	$1,387
Class R4 Shares	$67	$265	$479	$1,097
Class R6 Shares	$53	$221	$403	$931

Securities and Exchange Commission
August 22, 2016

MFS Lifetime 2045 Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 13 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.33%
Acquired (Underlying) Fund Fees and Expenses	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%
Total Annual Fund Operating Expenses	1.39%	2.14%	2.14%	1.14%	2.14%	1.64%	1.39%	1.14%	0.99%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(0.48)%	(0.48)%	(0.48)%	(0.48)%	(0.48)%	(0.48)%	(0.48)%	(0.48)%	(0.47)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.91%	1.66%	1.66%	0.66%	1.66%	1.16%	0.91%	0.66%	0.52%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
[1]	Massachusetts Financial Services Company ("MFS") has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$663	$945	$1,249	$2,108
Class B Shares assuming
redemption at end of period	$569	$924	$1,305	$2,243
no redemption at end of period	$169	$624	$1,105	$2,243
Class C Shares assuming
redemption at end of period	$269	$624	$1,105	$2,435
no redemption at end of period	$169	$624	$1,105	$2,435
Class I Shares	$67	$315	$581	$1,343
Class R1 Shares	$169	$624	$1,105	$2,435
Class R2 Shares	$118	$470	$847	$1,903
Class R3 Shares	$93	$393	$715	$1,627
Class R4 Shares	$67	$315	$581	$1,343
Class R6 Shares	$53	$268	$501	$1,170

Securities and Exchange Commission
August 22, 2016

MFS Lifetime 2050 Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 13 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.42%	0.42%	0.42%	0.42%	0.42%	0.42%	0.42%	0.42%	0.26%
Acquired (Underlying) Fund Fees and Expenses	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%
Total Annual Fund Operating Expenses	1.33%	2.08%	2.08%	1.08%	2.08%	1.58%	1.33%	1.08%	0.92%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(0.42)%	(0.42)%	(0.42)%	(0.42)%	(0.42)%	(0.42)%	(0.42)%	(0.42)%	(0.40)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.91%	1.66%	1.66%	0.66%	1.66%	1.16%	0.91%	0.66%	0.52%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company ("MFS") has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$663	$933	$1,224	$2,050
Class B Shares assuming
redemption at end of period	$569	$911	$1,280	$2,184
no redemption at end of period	$169	$611	$1,080	$2,184
Class C Shares assuming
redemption at end of period	$269	$611	$1,080	$2,377
no redemption at end of period	$169	$611	$1,080	$2,377
Class I Shares	$67	$302	$555	$1,279
Class R1 Shares	$169	$611	$1,080	$2,377
Class R2 Shares	$118	$458	$821	$1,843
Class R3 Shares	$93	$380	$689	$1,565
Class R4 Shares	$67	$302	$555	$1,279
Class R6 Shares	$53	$253	$470	$1,095

Securities and Exchange Commission
August 22, 2016

MFS Lifetime 2055 Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 13 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R6
Management Fee	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	1.65%	1.65%	1.65%	1.65%	1.65%	1.65%	1.65%	1.65%	1.49%
Acquired (Underlying) Fund Fees and Expenses	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%
Total Annual Fund Operating Expenses	2.56%	3.31%	3.31%	2.31%	3.31%	2.81%	2.56%	2.31%	2.15%
Fee Reductions, Expense Reimbursements and/or MFS Payments[1]	(1.65)%	(1.65)%	(1.65)%	(1.65)%	(1.65)%	(1.65)%	(1.65)%	(1.65)%	(1.63)%
Total Annual Fund Operating Expenses After Fee Reductions, Expense Reimbursements and/or MFS Payments	0.91%	1.66%	1.66%	0.66%	1.66%	1.16%	0.91%	0.66%	0.52%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
[1]	Massachusetts Financial Services Company ("MFS") has agreed in writing to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles, or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and (0.14)% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least August 31, 2017.

Securities and Exchange Commission
August 22, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Class A Shares	$663	$1,177	$1,717	$3,187
Class B Shares assuming
redemption at end of period	$569	$1,164	$1,784	$3,319
no redemption at end of period	$169	$864	$1,584	$3,319
Class C Shares assuming
redemption at end of period	$269	$864	$1,584	$3,492
no redemption at end of period	$169	$864	$1,584	$3,492
Class I Shares	$67	$563	$1,085	$2,518
Class R1 Shares	$169	$864	$1,584	$3,492
Class R2 Shares	$118	$715	$1,338	$3,018
Class R3 Shares	$93	$639	$1,212	$2,771
Class R4 Shares	$67	$563	$1,085	$2,518
Class R6 Shares	$53	$515	$1,004	$2,354

Securities and Exchange Commission
August 22, 2016

Exhibit II

MFS Lifetime 2030 Fund

Performance Information
The bar chart and performance table below are intended to provide some indication of the risks of investing in the fund by showing changes in the fund's performance over time and how the fund's performance over time compares with that of a broad measure of market performance and one or more other measures of performance for markets in which the fund may invest.
The fund's past performance (before and after taxes) does not necessarily indicate how the fund will perform in the future. Updated performance is available online at mfs.com or by calling 1-800-225-2606.
Class A  Bar Chart.  The bar chart does not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares. If these sales charges were included, they would reduce the returns shown.

The total return for the six-month period ended June 30, 2016, was 4.59%. During the period(s) shown in the bar chart, the highest quarterly return was 18.01% (for the calendar quarter ended June 30, 2009) and the lowest quarterly return was (23.14)% (for the calendar quarter ended December 31, 2008).

Securities and Exchange Commission
August 22, 2016

Performance Table.
Average Annual Total Returns
(For the Periods Ended December 31, 2015)

Share Class	1 YEAR	5 YEARS	10 YEARS
Returns Before Taxes
B Shares	(5.32)%	5.98%	4.63%
C Shares	(2.43)%	6.28%	4.47%
I Shares	(0.48)%	7.35%	5.52%
R1 Shares	(1.37)%	6.29%	4.46%
R2 Shares	(0.91)%	6.82%	4.97%
R3 Shares	(0.73)%	7.08%	5.22%
R4 Shares	(0.41)%	7.36%	5.51%
R6 Shares	(0.48)%	7.35%	5.52%
A Shares	(6.43)%	5.83%	4.61%
Returns After Taxes on Distributions
A Shares	(7.17)%	5.28%	4.04%
Returns After Taxes on Distributions and Sale of Fund Shares
A Shares	(3.18)%	4.44%	3.55%
Index Comparisons (Reflects no deduction for fees, expenses, or taxes)
Standard & Poor's 500 Stock Index	1.38%	12.57%	7.31%
MFS Lifetime 2030 Fund Blended Index	(0.09)%	7.88%	5.30%

As of December 31, 2015, the MFS Lifetime 2030 Fund Blended Index (the "Blended Index") consisted of the following indices and approximate weightings: 51.63% Standard & Poor's 500 Stock Index; 19.77% MSCI EAFE Index; 21.67% Barclays U.S. Aggregate Bond Index; 3.97% Bloomberg Commodity Index; and 2.97% FTSE EPRA/NAREIT Developed Real Estate Index.  The components and weightings of the Blended Index may have differed during the period, and may differ in the future.
After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your own tax situation, and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The after-tax returns are shown for only one of the fund's classes of shares, and after-tax returns for the fund's other classes of shares will vary from the returns shown.

Additional Information on Fees and Expenses and Performance
Fees and Expenses
The annual fund operating expenses shown in "Fees and Expenses" are based on annualized expenses reported during the fund's most recently completed fiscal year, and a weighted average of the total annual fund operating expenses and the fee charged (if any) by the fund(s) in which the fund invested during the fund's most recently completed fiscal year, expressed as a percentage of a class' average net assets during the period. The fund invests in Class R6 shares of the underlying funds. Expenses have been adjusted to reflect current fee arrangements and to reflect the expenses (estimated expenses for MFS Blended Research Mid Cap Equity Fund) of investing in a different mix of underlying funds. Annual fund operating expenses have not been adjusted to reflect the fund's current asset size. In general, annual fund operating expenses, expressed as a percentage of a class' average net assets, increase as the fund's assets decrease. Annual fund operating expenses will likely vary from year to year.
Performance Information
All performance information shown in the "Class A Bar Chart" and the "Performance Table" reflects any applicable fee reductions and waivers and expense reimbursements and payments in effect during the periods shown; without these, the performance would have been lower.
From time to time, the fund may receive proceeds from litigation settlements, without which performance would be lower.
The fund commenced operations on September 29, 2005, with the offering of Class A, Class B, Class C, Class I, Class R1, Class R2, Class R3, and Class R4 shares, and subsequently offered Class R6 shares on August 29, 2016.
In the "Performance Table," performance for Class R6 shares includes the performance of the fund's Class I shares, adjusted to take into account differences in sales loads and class specific operating expenses (such as Rule 12b-1 fees), if any, for periods prior to their offering.